PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

THREE AND NINE MONTHS ENDED SEPTEMBER 30,
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
		(Note 16)		(Note 16)

Revenue (Note 5)	46,079	18,853	120,897	18,853

Operating expenses	(16,987)	(15,956)	(49,020)	(15,956)
Depreciation and depletion (Note 7)	(6,922)	(2,002)	(20,072)	(2,002)
Total cost of sales	(23,909)	(17,958)	(69,092)	(17,958)

Earnings from mine operations	22,170	895	51,805	895
General and administration expenses	(4,454)	(7,454)	(13,806)	(8,409)

Earnings (loss) from operations	17,716	(6,559)	37,999	(7,514)
Other income (expense) (Note 6)	18,721	(20,047)	18,535	(21,812)
Foreign exchange gain (loss)	1,247	(591)	4,634	(589)
Finance income	856	116	4,002	116
Finance expense	(2,125)	(2,331)	(8,976)	(2,331)
Loss on derivative contracts (Note 14 (i) and (ii))	(2,283)	(2,280)	(385)	(2,280)

Earnings (loss) before income taxes	34,132	(31,692)	55,809	(34,410)

Income taxes (Note 10)	934	(3,938)	(24,740)	(3,938)

Net income (loss) for the period	35,066	(35,630)	31,069	(38,348)

Basic and diluted income (loss) per share	0.40	(0.68)	0.35	(1.92)

Weighted average number of common shares outstanding
Basic	88,249,831	52,331,873	87,980,377	19,954,244
Diluted	88,333,119	52,331,873	88,212,457	19,954,244

Other comprehensive income
Net income (loss) for the period	35,066	(35,630)	31,069	(38,348)
Currency translation loss	(771)	-	(1,482)	-
Total comprehensive income (loss)	34,295	(35,630)	29,587	(38,348)

See accompanying notes to the condensed interim consolidated financial statements.	1

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(In Thousands Of United States Dollars)
(Unaudited)

	September 30,	December 31,
	2011	2010
	$	$
		(Note 16)
Assets
Current assets
Cash and cash equivalents	107,227	58,298
Trade and other receivables (Note 8 (iii))	7,245	97,481
Prepaid expenses	7,471	5,165
Inventories	5,401	4,874
Derivative asset (Note 14 (i))	1,075	-
Total current assets	128,419	165,818

Mining interests (Note 7)	485,610	484,360
Deferred tax asset ( Note 10)	5,387	6,555
Total assets	619,416	656,733

Liabilities
Current liabilities
Trade and other payables	30,569	37,358
Current portion of long-term debt (Note 8)	5,000	75,000
Total current liabilities	35,569	112,358

Decommissioning liability	10,880	9,775
Long-term debt (Note 8)	105,000	100,769
Derivative liability (Note 14 (ii))	-	2,630
Other long-term liabilities (Note 9 (f))	2,311	1,155
Total liabilities	153,760	226,687

Equity
Share capital (Note 9 (c))	423,208	420,994
Warrant reserve (Note 9 (e))	34,237	35,396
Contributed surplus reserve	13,719	8,751
Foreign currency translation reserve	(1,344)	138
Deficit	(4,164)	(35,233)
Total equity	465,656	430,046
Total liabilities and equity	619,416	656,733

Commitments and contingencies (Note 15)
Subsequent events (Note 17)

See accompanying notes to the condensed interim consolidated financial statements.	2

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

					Foreign
				Contributed	currency
	Share capital		Warrants	surplus	translation
	Shares	Amount	reserve	reserve	reserve	Deficit	Total
		$	$	$	$	$	$

Balance, January 1, 2010	2,942,414	2,755	722	1,373	138	(3,775)	1,213
Shares issued for
Public offering net of issue costs (Note 9 (c))	50,000,000	241,081	33,909	-	-	-	274,990
Settlement with Alamos (Note 9 (c))	2,000,000	10,114	1,483	-	-	-	11,597
Acquisition of San Dimas (Note 9 (c))	31,151,200	159,194	-	-	-	-	159,194
Exercise of warrants (Note 9 (e))	290,187	850	(246)	-	-	-	604
Shares/warrants issued for advisory services (Note 9 (c))	1,209,373	6,180	-	-	-	-	6,180
Share-based payment (Note 9 (d))				7,188			7,188
Net loss	-	-	-	-	-	(38,348)	(38,348)
Balance, September 30, 2010	87,593,174	420,174	35,868	8,561	138	(42,123)	422,618
Shares issued for
Exercise of warrants (Note 9 (e))	125,831	715	(472)	-	-	-	243
Exercise of stock options (Note 9 (c))	20,000	105	-	(37)	-	-	68
Share-based payment (Note 9 (d))	-	-	-	227	-	-	227
Net income	-	-	-	-	-	6,890	6,890
Balance, December 31, 2010	87,739,005	420,994	35,396	8,751	138	(35,233)	430,046
Shares issued for
Exercise of warrants (Note 9 (e))	492,076	2,127	(1,159)	-	-	-	968
Exercise of stock options (Note 9 (c))	18,750	87	-	(34)	-	-	53
Foreign currency translation	-	-	-	-	(1,482)	-	(1,482)
Share-based payment (Note 9 (d))	-	-	-	5,002	-	-	5,002
Net income	-	-	-	-	-	31,069	31,069
Balance, September 30, 2011	88,249,831	423,208	34,237	13,719	(1,344)	(4,164)	465,656

Total comprehensive income was $34,295 and $29,587 for the three and nine-month periods to September 30, 2011 respectively (September 30, 2010 - loss of $35,630 and $38,348)

See accompanying notes to the condensed interim consolidated financial statements.	3

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE AND NINE MONTHS ENDED SEPTEMBER 30,
(In Thousands Of United States Dollars)
(Unaudited)

	Three months ended		Nine months ended
		September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
		(Note 16)		(Note 16)
Operating activities
Net income (loss)	35,066	(35,630)	31,069	(38,348)
Adjustments for:
Depreciation and depletion (Note 7)	6,922	2,002	20,072	2,002
Unwinding of discount and additions to decomissionning liability	110	1,066	1,105	1,066
Non-cash interest expense	1,831	941	7,816	941
Share-based payments (Note 9 (d))	1,518	6,788	6,158	7,188
Non-cash income tax expense	5,634	177	2,264	177
Settlement of legal claim (Note 4)	-	11,597	-	11,597
Non-cash transaction costs	-	6,180	-	6,180
Purchase of derivative contracts net of sales proceeds	(2,759)	-	(3,725)	-
Loss on derivative asset (Note 14 (i) and (ii))	2,280	2,280	20	2,280
Fair value adjustment to cost of goods sold	-	3,981	-	3,981
Unrealized foreign exchange gain	(53)	591	(311)	589
	50,549	(27)	64,468	(2,347)

Change in non-cash working capital (Note 11)	70,582	(72,368)	75,541	(70,735)
Cash provided by (used in) operating activities	121,131	(72,395)	140,009	(73,082)

Investing activities
Acquisition of San Dimas (Note 4)	-	(216,000)	-	(216,000)
Expenditures on exploration and evaluation	(2,790)	(525)	(6,910)	(525)
Expenditures on mining interests	(4,025)	(1,637)	(14,020)	(1,637)
Cash used in investing activities	(6,815)	(218,162)	(20,930)	(218,162)

Financing activities

Proceeds (repayment) of VAT loan (Note 8 (iii))	(70,000)	70,000	(70,000)	70,000
Proceeds of public offerring (Note 9 (c) (i))	-	292,070	-	292,070
Share issuance costs (Note 9 (c) (i))	-	(17,079)	-	(17,079)
Proceeds on exercise of warrants and options	-	380	1,021	604
Cash provided by financing activites	(70,000)	345,371	(68,979)	345,595

Effect of foreign exchange rate changes on cash	(718)	(443)	(1,171)	(362)

Increase in cash	43,598	54,371	48,929	53,989
Cash, beginning of period	63,629	636	58,298	1,018
Cash, end of period	107,227	55,007	107,227	55,007

Supplemental cash flow information (Note 11)

See accompanying notes to the condensed interim consolidated financial statements.	4

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

1.	Nature of operations

Primero Mining Corp. (“Primero” or the “Company”), formerly Mala Noche Resources Corp., was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia B.C.

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one reporting segment.

On August 6, 2010, the Company completed the acquisition of the San Dimas gold-silver mine, mill and related assets (the “San Dimas Mine”), located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Ltd., which is party to a silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”) and Silver Wheaton Caymans, as well as all of the rights to the Ventanas exploration property, located in Durango state, Mexico (the “Acquisition”) (Note 4).

2.	Significant accounting policies

In conjunction with the Company’s annual audited consolidated financial statements to be issued under International Financial Reporting Standards (“IFRS”) for the year ending December 31, 2011, these condensed consolidated interim financial statements (“interim financial statements”) present Primero’s initial financial results of operations and financial position under IFRS as at and for the three and nine months ended September 30, 2011, including 2010 comparative periods. Prior to January 1, 2011, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements for the year ending December 31, 2011 based on current standards. The accounting policies followed in these interim financial statements are the same as those applied in the Company’s financial statements for earlier interim periods in 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 16 discloses the impact of the transition to IFRS on the Company’s reported equity as at September 30, 2010 and comprehensive loss for the three and nine months ended September 30, 2010.

These interim financial statements do not include all the necessary annual disclosures in accordance with IFRS. These condensed consolidated interim financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statement for the year ended December 31, 2010, and the Company’s interim financial statements for earlier periods in 2011, also prepared in accordance with IAS 34.

These interim financial statements have been prepared on a historical cost basis other than the derivative assets and liabilities which are accounted for at fair value through profit and loss.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts or revenues, expenses, assets, and liabilities at the date of the interim financial statements. If in future such estimates and assumptions, which are based on management’s best judgment at the date of the interim financial statements, deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at September 30, 2011 and the results of its operations and cash flows for the three and nine months then ended have been made. The interim results are not necessarily indicative of results for a full year.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from their respective dates of acquisition. All material intercompany transactions and balances have been eliminated. The Company’s significant subsidiaries are: Primero Empresa Minera, S.A. de C.V., which owns the San Dimas Mine, Primero Compania Minera, S.A. de C.V., Primero Servicios Mineros, S.A. de C.V., Silver Trading (Barbados) Ltd. and Primero Mining Luxembourg S.a.r.l.

(b)	Change in functional and presentation currency

Effective August 6, 2010, upon the completion of the acquisition of the operating mine (Note 4), the functional currency of all of the Company’s subsidiaries became the U.S. dollar. The functional currency of the parent company, incorporated in Canada, is the Canadian dollar. During the quarter ended September 30, 2011, the functional currency of Primero Mining Luxembourg S.a.r.l. changed to the Mexican peso as a result of the change in the denomination of an intercompany loan. This change has been accounted for prospectively.

Monetary assets and liabilities denominated in currencies other than the entity’s functional currency are translated into the functional currency at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies (and not measured at fair value) are translated using the rates of exchange at the transaction dates. Non- monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates that those fair values are determined. Statement of operations items denominated in currencies other than the presentation currency are translated at the period average exchange rates. The resulting foreign exchange gains and losses are included in the determination of earnings.

Concurrent with the acquisition of the San Dimas Mine, the Company adopted the U.S. dollar as its presentation currency. In accordance with IFRS, the comparative statements of operations and comprehensive loss and cash flows for each period have been translated into the presentation currency using the average exchange rates prevailing during each period, and all comparative assets and liabilities have been translated using the exchange rates prevailing at the balance sheet date. Comparative shareholders’ equity transactions have been translated using the rates of exchange in effect as of the dates of the various transactions.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

The results of the Canadian parent company and Primero Mining Luxembourg S.a.r.l are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date; equity balances are translated at the rates of exchange at the transaction dates. All items included in the statement of operations are translated using the period average exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve.

(c)	Measurement uncertainties

Significant estimates used in the preparation of these financial statements include, but are not limited to:

(i)	asset carrying values and impairment charges;

(ii)	the economic recoverability of exploration expenditures incurred and the probability of future economic benefits from development expenditures incurred;

(iii)	the valuation of inventories;

(v)	the recoverable tonnes of ore from the mine and related depreciation and depletion of mining interests;

(vi)

the proven and probable mineral reserves and resources associated with the mining property, the expected economic life of the mining property, the future operating results and net cash flows from the mining property and the recoverability of the mining property;

(vii)	the expected costs of reclamation and closure cost obligations;

(viii)	the assumptions used in accounting for share-based payments;

(ix)	the provision for income and mining taxes including expected periods of reversals of timing differences and composition of deferred income and mining tax assets and liabilities; and

(x)	the fair values of assets and liabilities acquired in business combinations.

Significant judgments used in the preparation of these financial statements include, but are not limited to:

(i)	accounting and presentation relating to the agreement acquired upon the Company’s acquisition of the San Dimas Mine to sell silver to Silver Wheaton Caymans (Note 4);

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(ii)	the useful lives and related depreciation of buildings, plant and equipment;

(iii)	the classification of financial instruments;

(iv)	the expected conversion of the convertible debt; and

(v)	the functional currency of the entities within the consolidated group.

3.	Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

As of January 1, 2013, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The adoption of this standard should not have a material impact on Primero’s consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The Company is currently assessing the impact IFRS 13 will have on its consolidated financial statements.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The adoption of this standard will not have a material impact on Primero’s consolidated financial statements based on the Company’s current operations.

4.	Acquisition of San Dimas Mine

On August 6, 2010, the Company obtained control of the San Dimas Mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. This was achieved by acquiring 100% of the assets and liabilities of the operations from Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. (“Goldcorp”). The purchase was part of the Company’s strategy of building a portfolio of high-quality, low-cost precious metal assets.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Ltd. (“Silver Trading”), which is party to a silver purchase agreement with Silver Wheaton and Silver Wheaton Caymans (“the silver purchase agreement”), as well as all of the rights to the Ventanas exploration property, located in Durango State, Mexico.

In 2004, DMSL’s parent company entered into an agreement to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Trading at market prices. Concurrently, in return for upfront payments of cash and shares of Silver Wheaton, Silver Trading entered into an agreement to sell all of the San Dimas silver to Silver Wheaton Caymans at the lesser of $3.90 per ounce (adjusted for annual inflation) or market prices. The two silver purchase agreements were amended when the Company acquired the San Dimas Mine. Currently, for the first four years after the acquisition, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas Mine. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the original cash payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas Mine. Further, the Company does not believe that the agreement to sell to Silver Wheaton Caymans meets the definition of an onerous contract or other liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver (Note 2 (c)).

To date, the Company has computed income taxes in Mexico based on selling all silver produced at the San Dimas Mine at market prices. Silver Trading currently incurs losses since it purchases silver at market prices and sells silver to Silver Wheaton Caymans at the lesser of approximately $4 per ounce and market prices, however, there is no tax benefit to these losses since Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realize approximately $4 per ounce, however, the Company records income taxes based on sales at market prices. Subsequent to the balance sheet date, the Company’s Mexican subsidiary filed a formal application to the Mexican tax authorities for an advance ruling on the Company’s restructuring plan that, if successful, would result in paying income taxes based on realized rather than spot revenue (Note 17).

The acquisition of the San Dimas Mine has been accounted for as a business combination using the acquisition method, with Primero as the acquirer.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

The fair value of the consideration transferred to acquire the San Dimas Mine was as follows:

$

Cash	219,928
Common shares (31,151,200 shares at share price on date of acquisition of Cdn$5.25)	159,194
Convertible note (Note 7)	60,000
Promissory note (Note 7)	50,000
489,122

The fair value assigned to the identifiable assets and liabilities was as follows:

$

Trade and other receivables	2,063
Prepaid expenses	1,223
Inventories	14,861
Plant, equipment, vehicles, land and buildings	106,400
Mineral properties and leases	377,507
Deferred income tax asset	8,944
Trade and other payables	(12,356)
Decommissioning liability	(9,520)
489,122

The contractual amounts of accounts receivable purchased was $2,063.

During the nine months ended September 30, 2011, the Company paid $3.9 million to DMSL with respect to the working capital adjustment associated with the acquisition of San Dimas.

On June 18, 2010, a company with which Primero had a director in common, Alamos Gold Inc. (“Alamos”), alleged that, in respect of Primero’s acquisition of the San Dimas Mine, the director in common breached a fiduciary duty owed to Alamos and that Primero participated in and facilitated that breach. While the Company denied liability for the claim, it reached a settlement with Alamos under which, in full settlement of the alleged claim and without admitting liability, the Company agreed to pay Cdn$13.0 million to Alamos, payable as to Cdn$1.0 million in cash and Cdn$12.0 million in post-consolidation common shares and warrants issued at the same price as the subscription receipts (see Note 8 (c)). Payment of the settlement amount was conditional upon closing of the acquisition. On August 11, 2010, the Company paid the cash and issued 2,000,000 common shares and 800,000 common share purchase warrants to Alamos to settle the claim.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

5.	Revenue

Revenue is comprised of the following sales:

	Three months ended		Nine months ended
		September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$

Gold	32,783	14,885	89,913	14,885
Silver (Note 4)	13,296	3,968	30,984	3,968
	46,079	18,853	120,897	18,853

6.	Other income (expense)

On July 13, 2011, the Company announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) to combine its business with Northgate Minerals Corporation (“Northgate”). On August 29, 2011, the Company announced that the Arrangement Agreement had been terminated as Northgate had received a Superior Proposal (as defined in the Arrangement Agreement) from another company. As provided for in the Arrangement Agreement, a termination fee of Cdn$25 million was paid by Northgate to Primero. Transaction costs of $7.0 million and $7.1 million, respectively, were incurred by the Company with respect to the Arrangement Agreement in the three and nine month periods ending September 30, 2011. The net amounts of $18.6 miilion and $18.5 million have been included in other income (expense) in the three and nine month periods ending September 30, 2011, respectively.

Included within other expenses for the three and nine month periods ending September 30, 2010 were $7.7 million and $9.4 million, respectively, of transaction costs related to the acquisition of the San Dimas Mine (Note 4). Other expenses in 2010 also included a $12.5 million expense relating to the legal settlement with Alamos (Note 4).

7.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

	Mining	Exploration and		Plant,	Construction
	properties	evaluation	Land and	equipment	in	Computer
	and leases	assets	buildings	and vehicles	progress	equipment	Total
	$	$	$	$	$	$	$
Cost

At January 1, 2010	-	-	-	222	-	-	222
At December 31, 2010	382,913	4,744	46,599	49,977	9,884	792	494,909
At September 30, 2011	385,730	10,237	49,084	52,856	16,722	1,602	516,231

Depreciation and depletion

At January 1, 2010	-	-	-	50	-	-	50
At December 31, 2010	7,824	-	710	1,947	-	68	10,549
At September 30, 2011	21,179	-	2,308	6,790	-	344	30,621

Carrying value

At January 1, 2010	-	-	-	172	-	-	172
At December 31, 2010	375,089	4,744	45,889	48,030	9,884	724	484,360
At September 30, 2011	364,551	10,237	46,776	46,066	16,722	1,258	485,610

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

All property of the Company acquired as part of the San Dimas Mine or since that point in time is pledged as security for the Company’s obligations under the silver purchase agreement, the convertible note and promissory note entered into upon the acquisition of the San Dimas Mine (Notes 4 and 8).

As at September 30, 2011, the Company had entered into commitments to purchase plant and equipment totaling $0.6 million (2010 - $1.3 million).

Depreciation and depletion expense for the three and nine months ended September 30, 2011 was $6.9 million and $20.1 million respectively (2010 - $2.0 million and $2.0 million). Borrowing costs of $0.7 million and $1.3 million were capitalized during the three and nine months ended September 30, 2011, respectively (2010 - $0.3 million and $0.3 milion).

8.	Current and long-term debt

	September 30,	December 31,
	2011	2010
	$	$

Convertible debt (i)	60,000	55,769
Promissory note (ii)	50,000	50,000
VAT loan (iii)	-	70,000
	110,000	175,769
Less: Current portion of debt	(5,000)	(75,000)
	105,000	100,769

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments:

(i)

A convertible promissory note (“the Note”) in the principal amount of $60 million with an annual interest rate of 3%, to DMSL, which DMSL subsequently assigned to Goldcorp on August 6, 2010. The Note may be repaid in cash by the Company at any time or converted, at any time up to the maturity date (being the “Initial Maturity Date” or “the Second Maturity Date”), by Goldcorp at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, per the Note, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

On the first anniversary of the Note (“Initial Maturity Date”), the convertible note was repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero served notice to convert (“Debtor Conversion Notice”), Goldcorp had the right to extend the maturity Date until the second anniversary of the Note (the “Second Maturity Date”). On July 20, 2011, Primero served notice to Goldcorp to convert the Note into common shares of the Company and on August 4, 2011, Goldcorp elected to extend the Maturity date of the Note until the Second Maturity Date, which gave the Company the right to (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

Subsequent to September 30, 2011, the Company used its cash resources to repay 50% of the Note ( Note 17(b)).

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the Note is considered to contain an embedded derivative relating to the conversion option which is set at a fixed exchange rate from US dollars to the Canadian-dollar denominated shares. The carrying amount of the debt, on initial recognition, was calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component was re-measured at fair value at each reporting date while the debt component was accreted to the face value of the Note using the effective interest rate through periodic charges to interest expense over the initial one-year term of the debt. As the initial one-year term was reached on August 6, 2011, the derivative component had $nil value at September 30, 2011 and will continue to have $nil value through to the final maturity date of the Note. Accretion relating to the Note for the three and nine months ended September 30, 2011 was $0.7 million and $4.2 million, respectively (2010 - $1.0 million and $1.0 million). At September 30, 2011, the Note was fully accreted.

(ii)

A promissory note in the principal amount of $50 million with an annual interest rate of 6% to DMSL, which DMSL subsequently assigned to a wholly-owned Luxembourg subsidiary of Goldcorp. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

(iii)

A non-revolving term credit facility of $70 million from the Bank of Nova Scotia to partly pay $80.6 million of VAT due to the Mexican government on the acquisition of the San Dimas Mine. VAT is a refundable tax. The credit facility bore interest at Canada’s base rate plus 0.75% or LIBOR plus 1.75%, depending upon the Company’s choice of type of loan availment. Goldcorp guaranteed repayment of the credit facility.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

On July 4, 2011, the Company received a refund of the $80.6 million of VAT. Interest on the refund and the strengthening of the Mexican peso against the US dollar since the August 2010 acquisition date increased the refund to $87.2 million. Concurrently with the receipt of the VAT from the Mexican government, the Company repaid all outstanding principal and interest on the $70 million non-revolving term credit facility with the Bank of Nova Scotia.

9.	Share capital

(a)

On June 28, 2010, shareholders approved a share consolidation of 20 to one effective immediately before the completion of the acquisition of the San Dimas Mine. The shares of the Company began trading on a consolidated basis on August 6, 2010. All references to common shares, stock options, phantom share units, warrants and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation.

	(b)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

At September 30, 2011 the Company had 88,249,831 issued, fully paid and outstanding common shares, and nil preferred shares.

	(c)	Common shares issuance

(i)

On July 20, 2010, the Company issued 50,000,000 subscription receipts at a price of Cdn$6.00 per subscription receipt (the “Subscription Receipts”) for gross proceeds of $292 million (Cdn$300 million), which were received on August 6, 2010. Each Subscription Receipt comprised one common share and 0.4 of a common share purchase warrant. Share issuance costs of $17.1 million were incurred as part of the offering and have been recorded as a reduction in the balance of common shares and warrants on a relative fair value basis. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015. Directors and officers of the Company, including entities controlled by them, purchased an aggregate of 441,767 Subscription Receipts. The Subscription Receipts were converted to post-consolidation shares and common share purchase warrants on August 6, 2010.

The brokers received 489,210 broker warrants in connection with the offering. Each broker warrant is exercisable to purchase one common share at a price of Cdn$6.00 per share until February 6, 2012. The fair value of the brokers’ warrants was allocated to share issue costs.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(ii)

On August 6, 2010, the Company issued 31,151,200 common shares to DMSL as part of the consideration for the acquisition of the San Dimas Mine (Note 4). Subsequently, DMSL transferred all of these common shares to Goldcorp.

(iii)

On August 11, 2010, the Company issued 2,000,000 common shares and 800,000 common share purchase warrants to Alamos Gold Inc. (“Alamos”) to settle a claim, which Alamos had filed against the Company. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015.

(iv)

On August 26, 2010, the Company issued 1,209,373 common shares as consideration for advisory services relating to the acquisition of the San Dimas Mine (determined as the amount owing for advisory services divided by the share price prevailing on the date of the invoice).

(v)	During the year ended December 31, 2010, the Company issued 416,018 common shares upon the exercise of common share purchase warrants and 20,000 common shares upon the exercise of stock options.

(vi)

During the nine months ended September 30, 2011, the Company issued 492,076 common shares upon the exercise of common share purchase warrants and 18,750 common shares upon the exercise of stock options.

(d)	Stock options

On May 29, 2010, the Board of Directors approved amendments to the stock option plan in order to make the plan consistent with the share incentive policies of the Toronto Stock Exchange (“TSX”). These amendments, which are reflected in an amended and restated option plan (the Rolling Plan”), became effective on August 19, 2010, when the Company’s common shares commenced to be listed on the TSX.

Under the Rolling Plan, the number of common shares that may be issued on the exercise of options granted under the plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). The majority of options issued typically vest over 2 years; one third upon the date of grant, one third a year from the grant date, and one third two years from the grant date, however, this is at the discretion of the Board of Directors upon grant. All options are equity-settled and have a maximum term of between five and ten years when granted. Vested options granted under the Rolling Plan will generally expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at September 30, 2011, the following stock options were outstanding and exercisable:

	Outstanding			Exercisable
	Number		Remaining	Number		Remaining
	of options	Exercise	contractual	of options	Exercise	contractual
Expiry date	outstanding	price	life (years)	exercisable	price	life (years)
		Cdn$			Cdn$

July 29, 2013	160,000	4.20	1.8	160,000	4.20	1.8
July 9, 2014	20,000	2.70	2.7	20,000	2.70	2.7
July 9, 2019	275,000	2.70	7.7	275,000	2.70	7.7
August 6, 2015	4,659,490	6.00	3.8	3,106,326	6.00	3.8
August 25, 2015	2,475,000	5.26	3.9	1,656,667	5.26	3.9
November 12, 2015	540,000	6.43	4.1	180,000	6.43	4.1
March 7, 2016	175,000	3.99	4.4	-	-	-
	8,304,490	5.61	3.9	5,397,993	5.55	4.0

The following is a continuity schedule of the options outstanding for the period:

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$

Outstanding at January 1, 2010	218,750	3.80
Granted	7,959,490	5.66
Exercised	(20,000)	3.45
Outstanding at December 31, 2010	8,158,240	5.64
Exercised	(18,750)	2.76
Granted	175,000	3.99
Cancelled	(10,000)	5.26
Outstanding at September 30, 2011	8,304,490	5.61

The fair value of the options granted in 2011 and 2010 was calculated using the Black-Scholes option pricing model. For all grants, the assumed dividend yield was nil; other conditions and assumptions were as follows:

		Average				Weighted
		expected				average
	Number of	life of options	Exercise	Risk free	Volatility	Black-Scholes
Issue date	options	(years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

March 7, 2011	175,000	3.5	3.99	2.34	48	1.39
November 12, 2010	540,000	3	6.43	1.75	49	1.91
August 25, 2010	2,485,000	3	5.26	1.53	56	2.03
August 6, 2010	4,659,490	3	6.00	1.65	57	1.80
June 28, 2010	275,000	6	2.70	2.55	75	5.78

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(i)	Volatility was determined based upon the average historic volatility of a number of comparable companies, calculated over the same period as the expected life of the option.

(e)	Warrants

As at September 30, 2011, the following share purchase warrants were outstanding:

		Exercise
Amount	Note	price	Expiry date
		Cdn$

476,980	(i)	6.00	February 6, 2012
20,800,000		8.00	July 20, 2015
21,276,980		7.96

Note (i) Brokers’ warrants

The following is a continuity schedule of the warrants outstanding for the period:

		Weighted
		average
	Number of	exercise
	warrants	price
		Cdn$

Outstanding and exercisable at January 1, 2010	902,500	1.94
Granted	21,289,210	7.95
Exercised	(416,018)	2.09
Outstanding and exercisable at December 31, 2010	21,775,692	7.82
Exercised	(492,076)	1.92
Expired	(6,636)	2.00
Outstanding and exercisable at September 30, 2011	21,276,980	7.96

Where warrants are issued as part of a unit or subscription receipt comprised of common shares and warrants, the value assigned to the warrants is based on their relative fair value (as compared to the shares issued), determined using the Black-Scholes pricing model.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

For the purpose of the Black-Scholes option pricing model for the warrants issued in 2010, the assumed dividend yield was nil. Other conditions and assumptions were as follows:

	Number of		Exercise	Risk free	Volatility	Black-Scholes
Issue date	warrants	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

August 11, 2010	800,000	5.0	8.00	2.0	54	1.93
August 6, 2010 (ii)	489,210	1.5	6.00	1.4	49	1.02
July 20, 2010	20,000,000	5.0	8.00	2.3	54	1.86

(i)	Volatility was determined based upon the average historic volatility of a number of comparable companies, calculated over the same period as the expected life of the warrant.

(ii)	Warrants issued to brokers in 2010 with fair value of $494.

(f)	Phantom share unit plan

On May 29, 2010, the Board of Directors approved the establishment of the Company’s Phantom Share Unit Plan (“PSUP”); this is a cash-settled plan.

On August 6, 2010 1,860,678 units were granted to senior officers under the PSUP; all such units vest on the third anniversary of the grant date; each unit expires on December 31 of the year in which the unit vests and is paid out between the vesting date and the expiry date. The exercise price of each unit is $nil.

On February 27, 2011, 287,000 units were granted to senior officers and employees. These units vest in three equal tranches on February 27, 2012, 2013 and 2014. Each unit expires on December 31 of the year in which the unit vests and is paid out between the vesting date and the expiry date. The exercise price of each unit is $nil.

On May 19, 2011, 129,948 units were granted to employees in Mexico. These units vest in three equal tranches on May 19, 2012, 2013 and 2014. Each unit expires on December 31 of the year in which the unit vests and is paid out between the vesting date and the expiry date. The exercise price of each unit is $nil.

All of these units have been measured at the reporting date using their fair values. The total amount recognized in the statement of operations during the three and nine months ended September 30, 2011 in relation to the PSUP was $227 and $1,156, respectively (September 30, 2010 - $388 and $388). None of these cash-settled units was vested at September 30, 2011, but all remain outstanding.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

The fair value of the units granted in 2011 and 2010 as at September 30, 2011 was calculated using the Black-Scholes option pricing model with an assumed dividend yield of nil and other conditions and assumptions as follows:

	Number of		Exercise	Risk free	Volatility	Black-Scholes
Issue date	units	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

August 6, 2010	1,860,768	1.8	0.00	1.75	45	2.83
February 27, 2011	287,000	1.4	0.00	1.75	45	2.83
May 19, 2011	129,948	1.5	0.00	1.75	45	2.83

(i)	Volatility was determined based upon the average historic volatility of a number of comparable companies, calculated over the same period as the expected life of the unit.

10.	Income taxes

(a)	The following table reconciles income taxes calculated at the statutory rate with the income tax expense presented in these financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$

Earnings (loss) before income taxes	34,132	(31,692)	55,809	(34,410)

Canadian federal and provincial income tax rate	28.50%	28.50%	28.50%	28.50%

Expected income tax (expense) recovery	(9,728)	9,032	(15,906)	9,807
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(4,830)	(918)	(4,583)	(918)
Share-based payments	(502)	(2,057)	(1,724)	(2,047)
Non-deductible / non-taxable (expenditures) income	10,653	(5,522)	7,347	(5,646)
Impact of foreign exchange	11,701	430	15,751	430
Withholding taxes on intercompany interest	(1,331)	-	(2,989)	-
Tax losses not recognized	(5,029)	(4,903)	(22,636)	(5,564)
Income tax recovery (expense)	934	(3,938)	(24,740)	(3,938)

Income tax expense is represented by:
Current income tax (expense) recovery	(21,383)	(3,761)	(22,476)	(3,761)
Deferred income tax (expense) recovery	22,317	(177)	(2,264)	(177)
Net income tax recovery (expense)	934	(3,938)	(24,740)	(3,938)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(b)	The significant components of the Company’s future tax assets are as follows:

	September 30,	December 31,
	2011	2010
	$	$

Non-capital losses and other future deductions	30,167	17,314
Mineral property, plant and equipment	5,108	8,039
Decommissioning liability	(1,932)	(2,920)
Other	2,295	902
Deferred income tax asset	35,638	23,335
Valuation allowance	(30,251)	(16,780)
Net deferred income tax asset	5,387	6,555

On May 13, 2011, the Company re-filed the 2010 tax return of its Mexican subsidiary to claim a deduction for 100% of the $403.6 million tax value assigned to mineral concessions (“the accelerated depreciation initiative”) as part of the acquisition of San Dimas. This reduced the Mexican subsidiary’s 2010 taxable income to $nil, for which the Company claimed a refund. A loss carry-forward of $379.2 million was created upon the re-filing which deferred all current taxes until the loss carry-forward is fully utilized. The accelerated depreciation initiative results in a deferral of taxes; it does not result in taxes being based on realized rather than spot revenue (Note 4).

As part of its overall tax planning strategy (Note 17), the Company has elected to suspend the accelerated depreciation initiative whilst pursuing other tax planning strategies which, if successful, would result in paying taxes based on realized rather than spot revenue (Note 4). As a result, on September 27, 2011, the Company re-filed the 2010 tax return of its Mexican subsidiary to reflect amortization of the mineral concessions over approximately 20 years. The tax provision presented in these financial statements reflects the suspension of the accelerated depreciation initiative.

11.	Supplementary cash flow information

(a)	Net changes in non-cash working capital comprise the following:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$

Trade and other receivables	91,615	(83,373)	90,236	(83,322)
Prepaid expenses	(2,012)	(4,683)	(2,306)	(4,703)
Inventories	(561)	7,155	(919)	7,155
Trade and other payables	(18,460)	8,533	(11,470)	10,135
	70,582	(72,368)	75,541	(70,735)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(b)	Operating activities include the following cash payments:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$

Interest paid	121	60	1,052	60
Income taxes paid	3,266	597	21,583	597
	3,387	657	22,635	657

12.	Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the nine months ended September 30, 2011. At September 30, 2011, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At September 30, 2011, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

Pursuant to the terms of the promissory note and the convertible debt (Note 8), the Company is required to maintain the following financial covenants:

• Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
• Commencing on the quarter ending September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas Mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

13.	Related party transactions

The Company has a convertible note and a promissory note outstanding to Goldcorp and a wholly-owned subsidiary of Goldcorp, respectively. Goldcorp owns approximately 36% of the Company’s common shares. Interest accrues on the promissory and convertible notes and is recorded within trade and other payables; no interest was paid during the period.

Amounts of $0.6 million and $2.9 million (2010 - $0.4 million and $0.4 million) were paid to DMSL during the three and nine months ended September 30, 2011, respectively, for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

14.	Financial instruments

The Company’s financial instruments at September 30, 2011 consist of cash and cash equivalents, trade and other receivables, derivative assets, trade and other payables, the convertible note. the promissory note, and other long-term liabilities.

At September 30, 2011, the carrying amounts of trade and other receivables and trade and other payables are considered to be a reasonable approximation of their fair values due to their short- term nature.

The fair value of the phantom share unit plan liability was calculated based on the fair value of the units at the reporting date calculated using the Black Scholes pricing model.

Derivative instruments

The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at September 30, 2011, other than those discussed below.

(i) Derivative contracts on silver

On March 18, 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for a total cost of $2.2 million. These contracts were designed to mitigate the adverse tax consequences of the silver purchase agreement while at the same time exposing the Company to gains from a potential rise in silver prices. The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. Since acquisition, contracts to purchase 774,000 ounces of silver were sold, resulting in a gain of $14 and $630 for the three and nine months ended September 30, 2011, respectively, and contracts to purchase 430,000 ounces expired, resulting in a realized loss of $751 and $978, respectively, for the three and nine months ended September 30, 2011 (2010 - $nil). An unrealized loss of $1.1 million was recognized at June 30, 2011, which was reversed in the three months ended September 30, 2011, resulting in a net gain in the third quarter 2011 of $0.3 million, and a net loss of $0.3 million in the nine months ended September 30, 2011. All contracts under the March 18, 2011 purchase had expired by September 30, 2011.

On September 15, 2011, the Company entered into another series of monthly call option contracts to purchase 1,489,400 ounces of silver at $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012. These options were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. The fair value of these contracts (which are accounted for as a derivative asset) was $1.1 million at September 30, 2011, based on current and available market information. As such, an unrealized marked-to-market loss of $2.6 million has been recognized on these contracts for the three and nine months ended September 30, 2011.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(ii)	Convertible note and promissory note

At September 30, 2011, the fair value of the conversion feature of the convertible note was $nil. This resulted in an unrealized gain on this non-hedge derivative of $nil and $2.6 million, during the three and nine months ended September 30, 2011, respectively (2010 - $2,280 loss and $2,280 loss).

The fair value of the convertible note liability was determined using a statistical model, which contains quoted prices and market-corroborated inputs. The fair value of the promissory note upon initial recognition was considered to be its face value.

15.	Commitments and contingencies

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a Board of Directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. Two of the properties included in the San Dimas mine are subject to legal proceedings commenced by local Ejidos before the Company’s acquisition of the mine. With respect to one of the properties, the local Ejido is seeking title to the property. The initial proceeding was brought without the knowledge of DMSL, and resulted in an initial order in favour of the Ejido. Proceedings will be initiated in an attempt to annul this order on the basis that the initial proceeding was brought without the knowledge of DMSL and other legal arguments. With respect to the other property, the local Ejido is seeking early termination of a temporary occupancy permit. If these legal proceedings are not successfully defended, then the San Dimas mine could face higher operating costs associated with agreed or mandated payments that would be payable to the local Ejidos in respect of use of the properties.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

16.	Transition to IFRS

This note explains the principal adjustments made by the Company in restating its Canadian GAAP condensed consolidated interim balance sheet as at September 30, 2010 and its condensed consolidated interim statement of operations and comprehensive loss for the three and nine months ended September 30, 2010.

In Note 15 of the condensed consolidated interim financial statements for the three months ended March 31, 2011, the Company reported the impact of the transition to IFRS at January 1, 2010 and December 31, 2010. There were no changes to the reconciliations as previously reported.

Exemptions applied

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first time adopters certain exemptions from the retrospective application of certain IFRSs.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company has applied the following exemptions:

•	IFRS 2 Share-based payment to stock options of the Company granted after November 7, 2002, which had vested prior to the date of transition date to IFRS (January 1, 2010).

•	The Company has elected not to apply IFRS 3 (revised) Business Combinations to all past business combinations that occurred before January 1, 2010, the Company’s date of transition to IFRS.

Required reconciliations between Canadian GAAP and IFRS

(a)	Reconciliation of consolidated assets, liabilities, and equity between Canadian GAAP and IFRS as at September 30, 2010.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

Consolidated Balance Sheet	Canadian
	GAAP	Note	Adjustments	IFRS
	$		$	$
Assets
Current assets
Cash	55,007		-	55,007
Trade and other receivables	84,596		-	84,596
Prepaid expenses	5,967		-	5,967
Inventories	8,634		-	8,634
Total current assets	154,204		-	154,204

Mining Interests	475,744	(2)	(1,417)	474,327
Defered tax asset	9,470		-	9,470
Total assets	639,418		(1,417)	638,001

Liabilities
Current liabilities
Trade and other payables	24,991		-	24,991
Current portion of long-term debt	70,000		-	70,000
Total current liabilities	94,991		-	94,991

Decommissioning liability	6,739		-	6,739
Long-term debt	108,848	(3)	(4,764)	104,084
Derivative liability	-	(3)	9,181	9,181
Other long-term liabilities	388		-	388
Total liabilities	210,966		4,417	215,383

Equity
Share Capital	420,174		-	420,174
Warrant reserve	35,868		-	35,868
Equity portion of convertible debt	1,675	(3)	(1,675)	-
Contributed surplus reserve	8,417	(1)	144	8,561
Foreign currency translation reserve	138		-	138
Deficit	(37,820)	(1) (2) (3)	(4,303)	(42,123)
Total equity	428,452		(5,834)	422,618
Total liabilities and equity	639,418		(1,417)	638,001

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

(b)	Reconciliation of total comprehensive loss

	Three months ended	Nine months ended
	September 30,	September 30,
	2010	2010
	$	$

Total comprehensive loss under Canadian GAAP	(33,261)	(36,314)
Share-based payment (Note 1 below)	373	708
Derivative liability on convertible note (Note 3 below)	(2,742)	(2,742)
Total comprehensive loss under IFRS	(35,630)	(38,348)

Explanation of movements in the statement of cash flows from Canadian GAAP to IFRS for the nine months to September 30 2010:

As a result of a reduction in share-based payment charges of $373 and $708 under IFRS as compared to Canadian GAAP (see Note 1 below), in the three and nine months ended September 30, 2010 respectively, the net loss presented in the statement of cash flows under IFRS decreased by $373 and $708 respectively, offset by a lower non-cash adjustment to share-based payment. As this is a non-cash movement, the net cash flows from operating activities remain the same under IFRS as under Canadian GAAP.

As a result of recognizing a derivative liability on the convertible note issued to DMSL (see Note 3 below) under IFRS, additional accretion of $462 was recognized compared to Canadian GAAP in the three and nine month periods ending September 30, 2010. Between the date of issue of the convertible note (August 6, 2010) and September 30, 2010, the value of the derivative liability increased by $2,280, resulting in a loss on derivatives of this amount being recognized in the consolidated statement of operations for the three and nine month periods ending September 30, 2010 under IFRS; no such loss was recognized under Canadian GAAP. Both of these adjustments are non-cash movements, as such, the net cash flows from operating activities remain the same under IFRS as under Canadian GAAP.

Explanation of the adjustments described above:

•

Note 1 - 275,000 post-consolidation stock options were awarded in July 2009 which, under both Canadian GAAP and IFRS are considered to have a grant date of June 28, 2010 (when amendments to the stock option plan, which were required before the options could be exercised, were approved by the Company’s shareholders). Canadian GAAP required the expense relating to these options to be charged to the statement of operations from the grant date. However, IFRS requires compensation expense to be charged to the statement of operations with respect to share-based payment prior to the grant date if services are already being received with respect to the award. As such, under IFRS a compensation expense should have been recorded with respect to these options starting from July 9, 2009. The impact of this difference in the three and nine months ended September 30, 2010 was a decrease in the share-based payment expense of $373 and $708 respectively as compared to Canadian GAAP.

•

Note 2 - Upon the transition to IFRS, the Company changed its accounting policy relating to exploration and evaluation expenditures. Under Canadian GAAP the Company deferred all expenditures related to its mineral properties until such time as the properties were put into commercial production, sold or abandoned. The policy of the Company under IFRS is to defer only those costs which are expected to be recouped by future exploitation or sale or, where the costs have been incurred at sites where substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permit a reasonable assessment of the existence of commercially recoverable reserves.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

This change has resulted in $1.4 million of costs previously deferred in relation to the Company’s Ventanas property being expensed; this is an adjustment to opening deficit in the January 1, 2010 balance sheet of the Company. There was no impact of this change in the three and nine months ended September 30, 2010.

•

Note 3 - Under IFRS, the convertible debt issued to DMSL is considered to include an embedded derivative. The derivative is the conversion option which is set at a fixed exchange rate from US dollars to the Canadian-dollar denominated shares. The carrying amount of the debt, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date while the debt component is accreted to the face value of the debt using the effective interest rate method. Under GAAP, no embedded derivative was recognized; instead the debt was split between its debt and equity portions.

The adjustment booked upon transition to IFRS eliminated the equity portion of $1,675 and recognized a derivative liability of $6,901. Movements in the derivative liability are also recognized in the statement of operations as the derivative liability is marked-to- market at each reporting period. The liability originally recognized under IFRS (net of the embedded derivative) was less than the amount originally recognized under Canadian GAAP by $5,226, resulting in a larger accretion expense under IFRS. Additional accretion of $462 was recorded under IFRS in the three and nine months ended September 30, 2010 and a mark-to-market loss of $2,280 was recognized in the same period resulting in a decrease in net income of $2,742.

17.	Subsequent events

	(a)	Application for advance pricing agreement

On October 17, 2011 the Company’s Mexican subsidiary filed a formal application to the Mexican tax authorities for an advance ruling on the Company’s restructuring plan that, if successful, would result in paying income taxes in Mexico based on realized rather than spot revenue. As described in Note 4, upon the acquisition of the San Dimas mine, the Company assumed the obligation to sell silver at below market prices according to a silver purchase agreement. Silver sales under the silver purchase agreement realize approximately $4 per ounce; however, the Company’s provision for income taxes is currently based on sales at spot market prices.

The Company’s restructuring plan relies on a detailed transfer pricing analysis in order to support the ongoing sale of silver from Mexico to a related party at the fixed price. Given the intensified scrutiny of transfer pricing in recent years and the significant adjustments and penalties assessed by tax authorities, many jurisdictions (including Mexico) allow companies to mitigate this risk by entering into an advance pricing agreement (“APA”).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

The APA review is an interactive process between the taxpayer and the tax authority, which the Company has been advised is likely to take 12 to 14 months. At the end of the APA process, the tax authority will issue a tax resolution letter specifying the pricing method that they consider appropriate for the Company to apply to intercompany sales under the silver purchase agreement.

For the duration of the APA process, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (given that they are compliant with applicable transfer pricing requirements). Further, no tax penalties are applied in respect of the time period during which the APA process is taking place should the Mexican tax authorities disagree with the restructuring plan.

(b)	Partial repayment of convertible note

On October 19, 2011, the Company used its cash resources to repay $30 million of the convertible note, as well as $1.1 million of accrued interest since August 6, 2010 on the portion of the note repaid.